EXHIBIT 4.28

FLEET CAPITAL CORPORATION COMMITMENT AGREEMENT

USA TRUCK, INC.

October 29, 2003

Mr. Cliff Beckham

Chief Financial Officer

USA Truck, Inc.

3200 Industrial Park Rd.

Van Buren, AR 72956

Dear Cliff:

Fleet Capital Corporation (FCC) is pleased to present the following proposed TRAC lease line of credit structure:

LESSEE:	USA Truck, Inc.

LESSOR:	FCC or its assigns

EQUIPMENT:	Approximately 130 Freightliner tractors, acceptable to Lessor.

ASSUMED DEPRECIATION:	3 Year Modified ACRS

EQUIPMENT COST:	Approximately $10,000,000

EQUIPMENT LOCATION:	Lessee address

DELIVERY AND ACCEPTANCE:	The Equipment will be delivered and accepted for lease no earlier than finalization of lease documentation and no later than the date(s) specified under Lease Payments.

LEASE TERM:	Forty-two (42) months

LEASE PAYMENTS:	For equipment placed on lease between January 1, 2004 and December 31, 2004:

Forty-two (42) consecutive monthly payments, each equal to the Rate Factor per $1,000 of equipment cost, payable monthly in arrears as follows:

Delivery Month	Rate Factor	TRAC Percentage	Implicit Rate (Including TRAC)
Jan	$16.14	40%	3.13%
Feb	$16.12	40%	3.09%
Mar	$16.10	40%	3.05%
Apr	$16.08	40%	3.02%
May	$16.08	40%	3.02%
June	$16.06	40%	2.98%
July	$16.00	40%	2.89%
Aug	$15.97	40%	2.84%
Sept	$15.94	40%	2.78%
Oct	$15.94	40%	2.78%
Nov	$15.90	40%	2.73%
Dec	$15.87	40%	2.68%

The lease rate(s) will be subject to change depending upon the Lessor’s cost of funds at the time the transaction is funded. As an example, the factors quoted herein of $16.14 per $1,000 of Equipment Cost has a lease rate of 3.13% and is based upon the two year weekly average Treasury Rate in the Federal Reserve
HR15 of 1.83%. For every change in our cost of funds (increase or decrease), an equivalent corresponding adjustment will be made to the lease rate factors.

LEASE TERMINATION:	Lessee shall have the option to terminate the lease after the Lease Term, upon notice to the Lessor, by either selling the Equipment to an unrelated third party or returning the Equipment to the Lessor, at such site mutually acceptable to Lessor and Lessee. Lessor shall sell the Equipment within a reasonable time after such Equipment has been returned to Lessor. If the net proceeds of the sale of the Equipment initiated by the Lessee or the Lessor exceed the termination value, such excess shall be for the account of the Lessee. If the net proceeds of the sale are less than the termination value, the Lessee shall be responsible for such deficiency. Lessee shall also have the right to purchase the Equipment under the same terms and conditions as an unrelated third party. The Termination Value amount equals the TRAC stated above as a percent of the Equipment Cost.

TYPE OF LEASE:	Lessee will pay all taxes when due and give notice to Lessor. Net lease transaction whereby Lessee shall be responsible for the payment of all taxes (other than Lessor’s income taxes), fees to secure Lessor’s Equipment security position, insurance and maintenance and all other costs in connection with the Equipment, and its operation. Lessee shall provide evidence of physical damage and liability insurance with endorsements in amounts acceptable to the Lessor prior to the delivery of the Equipment.

CREDIT EXPIRATION:	Credit approval, if granted, and acceptance of the terms outlined in this proposal shall remain in effect for the period specified under Lease Payments, but in no event, longer than one (1) year from the date of this proposal and subject to no material adverse change in the financial condition of the Lessee.

PROPOSAL EXPIRATION DATE:	This proposal shall remain in effect for fifteen (15) days from the date of this letter.

This proposal is not an agreement or commitment to lease. The Lessor’s obligation to provide the proposed structure is subject to an agreement between Lessor and Lessee and other material terms of the proposed structure, the obtaining of all prior approvals by Lessor, including credit committee approval, and the review and execution of documentation mutually acceptable to Lessor and Lessee. Our proposal is based upon current tax laws and any change in tax laws prior to funding the Equipment which adversely affects the tax benefits available to Lessor may require certain terms and conditions of this proposal to be adjusted. The proposed financing is subject to the conditions that a clear market exists for the syndication of the proposed financing and that no material changes in governmental regulations or policies affecting the Lessee, Lessor, or Assignee involved in this transaction occur prior to the Closing Date. FCC shall be entitled, with the consultation of the Lessee, to readdress the pricing, structure, or any other terms of this financing if FCC determines that such changes are required in order to ensure a successful syndication.

If the above terms and conditions are acceptable, please acknowledge your acceptance below and return this letter.

Thank you for the opportunity to present our proposal and we look forward to a long and mutually beneficial relationship.

Sincerely,

FLEET CAPITAL CORPORATION

/s/ GREG LARRICK

Gregory E. Larrick Vice President

AWARD ACKNOWLEDGMENT

This proposal is acceptable to us, and this financing is awarded to Fleet Capital Corporation.

By:	/s/ CLIFF BECKHAM

Title:	C F O
Date:	November 12, 2003